Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 20, 2021

How Growing EO Charging is a Game Changer – SPACs Attack Benzinga Interview Transcript

Chris Katje 10:47:

All right, yeah, super excited about this one match. You know, you just previewed it. Nice here. This is a charging infrastructure play. We love those here on smacks attack the things behind the thing. Joining us on the show today we have Charlie Jardine the founder and CEO of EO Charging company is going public with First Reserve Sustainable Growth Corp that ticker FRSG. Charlie, welcome to SPAC’s Attack.

Charlie Jardine 11:16:

Morning guys, thank you for having me.

Of course we’re excited to hear more about your great company here. And you know, of course, charging infrastructure that’s something we’ve talked about a lot on the show the shift to electric vehicles. Up first one of the first questions we always like to do here on SPAC Attack is right the decision to go public via SPAC and was the traditional IPO considered by your company.

Yeah, I mean, firstly, EO Charging focuses on transitioning vehicle fleets to electric so we provide the infrastructure, yet turnkey solutions for van truck and bus operators. Of course. As you know, the market for EVs is growing super, super fast. And we’re based in Europe, but I’ve got plans here for the US. And ultimately, you know, it’s yeah, it’s moving quickly. EO needs to move quickly. Of course, we looked at a number of strategic options for the business and actually going public was right up there. And with a SPAC of course, you get speed to market so that was our preferred choice we get the right amount of capital into the company allows us to build the global leader in charging electric vehicle fleets. And yeah, and SPACs are really good to.

Chris Katje 12:36:

Swesome. You know, you gave us some background there. So I know that your company has a goal of becoming the global leader in charging for electric vans, buses and car fleets. Can you just give us some background, you know, on the company and why that goal is important and how EO will accomplish that.

Charlie Jardine 12:56:

Yeah, I mean, we started the business in 2014. And we work with a bunch of fleets ranging from Amazon to DHL to go ahead, which is London’s largest bus operator. Yesterday we announced a three year deal with Tesco, the UK’s largest food retailer. And what we do is we help these fleets by deploying charging infrastructure into their depots. We provide the hardware, the software, the installation, the grid connections, and then the ongoing support and maintenance. And of course, this this infrastructure is now mission critical. If it doesn’t work, these fleets can’t deliver food, people or parcels. And therefore our proposition is again it’s a technology led service. Proposition providing that one stop shop to these fleet operators, ensuring that their vehicles keep moving. So you know, the Amazon deal when we announced in March last year, it’s the largest fan and truck electrification program in history. They got commitment to get to 100,000 EVs on fleet we are the exclusive software and service partner for Europe. We’ve got about three and a half thousand charging stations for Amazon alone on the platform plans to get to 5000 by the end of the year. And you know that that deal alone is helped to grow despite COVID. We’re Europe’s 27th fastest growing company last year. And it’s and it’s really put us at the forefront of the European fleet marketplace. And so now we want to take the opportunity with FRSG to take what we’ve done in Europe and bring it to other places in the world including the states.

Chris Katje 14:41:

Perfec.t Yeah, definitely want to dive into us expansion a little bit more later on. But first talking Europe, you know, so Benzinga is based here in Michigan in the US. We hear so much about electric vehicle growth in the US but I want to jump to Europe, Europe’s kind of been ahead of the US for years and years. So tell us why you know, why is Europe so much faster at electric vehicle adoption? And you know, how does that give me oh, such an advantage of you know, the experience in Europe before coming to the US?

Charlie Jardine 15:16:

Yeah, I mean that you got you got carrots and you’ve got sticks and the government in in Europe. It’s been very pro sustainability and of course, within that, vehicles play a big part. So you look at UK we’ve got a ban on the set of petrol diesel vehicles from 2030. You’ve got other countries within Europe with similar timeframe. So you’ve got a big a big stick there. You’ve also got carrots which are actually the cost of running an electric vehicle fleet over a petrol diesel alternative is becoming comparable, and actually in some cases is becoming more affordable. So you know, from a fleet operators point of view, there’s things that you have to do, typically in cities like London, you’ve got, again, really aggressive timeframes for removing petrol diesel vehicles off your fleet and having to go to alternatives like electrical hydrogen, but again, the economics are starting to stack so yeah, I think again, Europe is leading, but the US is not far behind. And of course, the size of the opportunity here is really, really exciting. Take what we’ve done in Europe and bring it to other places in the world including the states.

Chris Katje 16:20:

I read that he EO was ranked number 27 on FT 1000 list of Europe’s fastest growing companies in 2021. So that was the highest position for any company in the region from the electric vehicle sector. Can you just talk a little bit about you know, this fast growth that he is seeing in the region?

Charlie Jardine 16:51:

Yeah, I mean, yeah, I’m sure you’ve talked to other charging company, EV charging companies. We are focused on fleet. So we don’t do public charging. We do home charging, but really when it’s a return to home, fleet opportunity. So fleet is our focus. And of course, you know, when we first started, it was a niche. It’s now probably the most exciting part of the market is going to be the most fast growing part of the market, not just in Europe, but here as well in America. And actually, you know, EO has been dedicated to that from day one. And now, with with the market growing super quickly, EO is poised to take advantage of that. So yeah, I think yeah, the Financial Times. 2027 fastest growing company in Europe was a great award for us, but I guess a testament to the focus on fleet and also the business model that we’ve got.

Chris Katje 17:48:

Awesome. I want to talk about technology for a minute. There’s a slide in the presentation talking about the EO software ecosystem. So right now we have the full stack software, the EO cloud, and the next generation will be the EO fleet by AI. Can you just talk a little bit about the technology that EO has and where it’s headed in the future?

Charlie Jardine 18:11:

Yeah, I guess link to one of my earlier comments, you know, if I’m a fleet operator transitioning to electric, what is my biggest concern? So my biggest concern is all my vehicles going to charge or they’re going to be ready by the morning so they can go and do their next shift. So within the software, you’ve got a bunch of unique features, but importantly, above all of that intelligence, and actually, our job is to reliably charge these fleets. So you’ve got, you know, software that proactively monitors what’s happening with my charges. We’ve got integrations with vehicle telematics. So we can see both the vehicle data and the charging data in the same place. And as a fleet or site operator, I can see all my vehicles plugged in. Are they charging? What’s the state of charge of their battery? And fundamentally are they going to be ready by tomorrow morning and to support that we’ve got service. So again, we’ve got 24/7, 365 support, so we proactively monitor the charging stations of these fleet operators. And if there is an issue, we can diagnose and fix the issue remotely. And if we can’t fix it remotely, we dispatch an engineer to site within 90 minutes. So that is a service but it’s enabled through the software. So initially, again, reliability is the focal point. But to your question, you know, next to reliability, the really exciting opportunity with EVs is the ability to reduce refueling cost. So put simply energy’s expensive at 5pm but it’s cheap at midnight. So if we can use the data we get from the chargers, the vehicles, the vehicle scheduling, software, energy pricing, we can start to look at how many miles of recharging to these vehicles need and by when. And if we can shift charging from a peak to an off peak time, we can start to save the fleet operator, meaningful amounts of money. So when we talk about where we’re heading, there’s a few things we’re doing that you mentioned here fleet AI, of course that that concept is around helping fleet operators reduce that refueling costs.

Chris Katje 20:18:

Awesome. Yeah, I’m sure these fleet operators would love to save more money, you know, and help their own margins. That’s a nice additive here. You mentioned Amazon, you mentioned Tesco, you know, obviously your presentation some of these big names jump off the page, right? I see Amazon arrival, DHL Tesco and Uber mentioned so I want to circle back to Amazon. You mentioned this was you know, the largest deal announced this is exclusive to the European market. Can you just tell us you know a little bit more of how this came to be? Was there a testing stage with Amazon? And how was he able to win a deal with such a large well known company in the space?

Charlie Jardine 21:02:

I guess just to talk more broadly about the typical process for winning a customer. It tends to start with a trial so the fleet will try a few companies and maybe in a single country, but maybe across a region and in parallel to the trial. They often run a tender, so tender might cover again a country or region or might even be a global tender. And so yeah, those two things tend to happen again, in parallel. And with Amazon, you know, we successfully did a trial led to a tender we were successful in the tender and ultimately, you know, one of the things that we love about fleets is it has to be a partnership. You know, our software is only as good as the integrations we have with our customers operations. So integrations with their telematics their vehicle and vehicle scheduling software, that driver app, energy pricing, all of those things are things that we can do but it requires ultimately a partnership with the customer. So EO’s ability to do that. EO’s ambition for doing that played a really important part into a lot of our successes you see here on this page. But again, you know, not it’s not just software, it’s that, one stop shop, ability to provide the customer with one go to that’s really important for a number of reasons, most importantly, when it goes wrong. So EO is fully incentivized to ensure these vehicles charge reliably. And we’ve got again that service proposition of being able to get an engineer to any Amazon depo within 90 minutes. That’s that’s really important to these fleet operators AND, and he has built this proposition from the ground up specifically for fleets and so when Amazon the Amazon deal became an opportunity. Yeah, it was perfectly poised to capture that.

Chris Katje 23:02:

Awesome. And then the next slide in the presentation here we talk about, you know, vans and buses, you mentioned that he EO is working with one of the largest busing companies in England. You know, can you just share some some information on electric buses? Again, it seems like Europe is so much further ahead than the US are these deals being one with you know, bus companies, are they being one with municipalities? How does this work for the contracts for the buses?

Charlie Jardine 23:02:

Yeah, it typically depends on the region. For us, we’re proactively targeting both the bus operators and then the vehicle OEMs so big OEMs need infrastructure partners to be able to help them sell their vehicles so we support a number of areas across the truck and and bus space. And then in terms of the operators, of course, you know, they are looking to to win new routes. And part of the terms within in London places like London is you know, they’ve got to have EV as part of their bid. So you know, we engage these operators early. We support them in their bids. Of course there’s plenty of things for them to consider when going electric one of which is the infrastructure with with buses. Yeah, the

Infrastructure is typically high power DC charging is therefore very expensive. You often need a grid connection. And so EO works with these operators and holds their hand from day one through to supply the equipment, installation and then ongoing operation. So you know, we’ve seen some good success in the bus space, is again, it’s a relatively new vertical for us, relative to vans and trucks. But what we’ve built for the likes of Amazon is actually becoming and is increasingly appealing to these operators. So yeah, it’s a really exciting market for us, not just in the UK but Europe and globally.

Chris Katje 25:05:

And then you mentioned briefly that there was a deal recently announced with Tesco so that is to power the home delivery fleet of electric vans. For anyone in the US who’s not familiar with Tesco. We I do know that this is one of the largest retailers over there. Give us a you know some information on Tesco. How does that compare? Maybe to a US company and why is this deal so important for EO.

Charlie Jardine 25:33:

Yeah, I mean, Tesco would be your kind of Walmart equivalent, I guess. UK is largest food retailer. I believe it’s the third largest food rated retailer in the world. They clearly have a meaningful size fleet. They’ve got many aspirations regards reducing their carbon emissions, one of which is transportation so yeah, they’ve got big plans. EO is really proud to have announced that deal yesterday and support them in deploying infrastructure in a number of their depots across the UK.

Chris Katje 26:09:

Awesome. Now it’s time to get to something I’m sure a lot of our viewers want to know about. So US expansion you know, it’s highlighted in the presentation as a future growth objective of EO. Can you break down the timeline for us and why us expansion is so important for EO.

Charlie Jardine 26:29:

Yeah, I mean, firstly, we are relative to the business plan. We see the US as upside. However, I’m sitting here in Seattle today and very excited about the opportunity for EO in the US. We’ve got some great customers in Europe. They have some of them have global operations. And you know, we are focused on working with these partners in Europe doing an excellent job. And our strategy has always been to try and follow the customer. So that that is our plan. Follow the customer and of course, that means often new territories. And so that’s what we’ll do. The again, the US presents the upsides of our plan, but clearly, as you can see on the slide, you know, there is a massive tailwind toward infrastructure, EVs, it helped with the arrival of President Biden and EO is again, super interested in in this market and of course, we’ll be exploring how we attack it.

Chris Katje 27:37:

Just a broad question on us expansion. Is this something that EO, you know, fully intends to do under your own power? Or is there the opportunity for some m&a activity to expand geographically here?

Charlie Jardine 27:52:

I mean, I think there’s always opportunity for m&a. Our we haven’t got any targets in sight for the US but yeah, look, we we’re confident in our ability to build a business here and I’ve got a number of plans in place.

Chris Katje 28:10:

Did you say you were in Seattle? I think I know that there’s some companies headquartered in Seattle, so I don’t know, people out there, maybe starting to, you know, speculate so I just want to know, you know, Charlie, is there any relationship with Amazon outside of Europe leading into us expansion, or is that something that maybe we’ll get more color on in the future?

Charlie Jardine 28:35:

Our relationship with Amazon is European based.

Chris Katje 28:39:

Okay, perfect. Is there the opportunity to work with them in the US?

Charlie Jardine 28:45:

Um, not, not sure at this point.

Chris Katje 28:49:

Okay. That’s, that’s perfect. Um, I have a question here about speed. So you know, we talk about these charging stations. You know, obviously EV adoption, as you know, rapid including from these fleet customers. How many of these charging stations can you currently produce and install you know, in a given quarter?

Charlie Jardine 29:09:

Yeah, I mean, that we’ve, we’ve made so 50,000 charging stations so far across 35 countries. Of course, the business plan shows a significant increase in volume over the next one to two to three years. Currently, we produce our charging stations in the UK. We’ve got plans for moving production, some of if not all production to other places in Europe, or even Asia. So in terms of scaling production, we’re not concerned about that. I guess one of the other points is, you know, a lot of what we do is level two AC charging, so 90 to 95% of charges that we sell and install level two, there is an increasing proportion of charging stations being level three. And of course, as you start to think about the types of fleets that are electrifying, vans are often level two charging, but trucks and buses in more cases than not are increasing the level three.

Chris Katje 30:13:

I want to talk about financials here for a minute. So estimate of 2021 revenue of $33,000,000, 2022 of $101 million so compounded annual growth 122% fiscal 2021 through 2024. You have a lot of moving parts here. You have you know the current expansion in Europe, you have expansion in the US, you have existing customers, you have new customers, how are some of these models made you know, how much of this is going to be organic growth how much of it is going to be us and how much of it is from you know, existing customers versus new.

Charlie Jardine 30:52:

You I’m gonna think broad a common is one of the things we love about fleet is you get to build strong relationships with your customers. You know, these customers have typically outwardly said hit the curious how big my fleet is. We’ve made a commitment, or at least the CEOs made a commitment to electrify our fleet by 2030 2035 2040 seats, so you know, the kind of transition plans they have. And yet most of the customers on this slide are customers of ours today. So 85% of our pipeline is actually built up from existing customers, most of whom we know quite clearly what their transition plan is. So, again, that that is one of the benefits of fleet is around is clarity around business plan, projects, number of vehicles they’re expected to see on that fee each year. And so again, when you look at our one year forward revenue potential $250 million pipeline built up mostly from existing customers.

Chris Katje 31:57

Awesome. Yeah. Thank you for that color. Charlie, the biggest question we’re getting out there from the chat. You know, you mentioned there are other players in the electric vehicle charging space. We’ve interviewed, you know, several on the show before. Can you just talk a little bit about competition, you know, so obviously the big differentiating factor is you’re going after fleet versus some of these others, you know, going after public charging, but maybe on the technology and other areas, you know, how is EO, different than some of these competitors, both in Europe and when US expansion happens?

Charlie Jardine 32:34

Yeah, I mean, to your point, we’re very fleet focused. That’s what we do. So fleet to us means charging vans, trucks and buses in the depot but also cars and vans on the driveways, employees. Our proposition is built designed for those segments. We don’t do public charging, we’re not installing charging stations in petrol fuel courts, not in in public car parks. Fleet is what we do. And to that end, you know, our proposition is a turnkey solution, one stop shop for fleet operators. And we are wrapping up the software and the hardware that we make the third party hardware doing installation between the grid connection, we’re doing the ongoing service and maintenance and providing those fleets again with a one stop shop solution, which at least in Europe is very unique. And then within the one stop shop. What is most unique, which we’re experiencing in initial conversations here is the software and service component. Again, reliability is key. And these few operators need significant reliability for what is now mission critical infrastructure. So within the software we talked earlier, but you’ve got integrations with three management, telematics vehicle scheduling software, all of these things become increasingly important to a fleet operator who’s got a meaningful number of EVs on fleet. So that’s what we do. And that’s all we do.

Chris Katje 34:05

Perfect. We did have a question from Roy earlier in the chat and I’m pretty sure he just answered it for us, Charlie, but the question was, you know, is your main focus in depot charging any plans to expand to metropolitan city charging or highway route chargers? So I guess, you know, is this a Never Say Never for public charging or just not in the current plans here?

Charlie Jardine 34:29

Not in the current plan, if its fleet yes, if it’s not, probably not

Chris Katje 34:34

Awesome. Well, that’s gonna do it for questions here, Charlie, you know, we enjoyed this interview again, learning so much about the EV space, the charging space and love having you know, someone from a European leading company on the show here, you know, and we look forward to hearing more about us expansion. So again, Charlie Jardine, the founder and CEO of EO Charging, going public with First Reserve Sustainable Growth Corp, that ticker, FRSG. Charlie, thanks for taking time out of your busy schedule and joining us on SPAC’s Attack today.

Charlie Jardine 35:10

Thanks, Chris. Thanks for having me.

Chris Katje 35:15

Awesome, another great interview here on SPACs attack. EO Chargin.g Mitch, what do you think about that?

Mitch 35:23

Super interesting. One of the things that I’ve been looking for is for more plays in infrastructure. You know, I’m not looking at it as a one year thing, looking at it as the next five to 10 years, the decade that we’re moving into. As we know, we’re definitely battling to get more and more of these charging stations. You need that first. If you’re really going to have this move into EV. Because at the end of the day, even if, let’s say all the EV companies just manufacture all their cars, and they just put it out there, what would happen? We can’t even handle that right now. Right because the power walls would all come down. We would blow everything to smithereens right now that that’s the truth. What do we need to do? We need to take it step A to B to C. I think Step A is the infrastructure, the charging stations. Step B is getting autonomous, correct. You’ll see those LIDAR companies, those come into play and step three is finally we get those EVs to really just smash produce and get to the market because everything will point towards it. And it’ll make it easier for the consumer to pick up EV. When we have that autonomous at least that’s what I think we’ll see what happens. But let’s go ahead and let’s get into our up next we’re gonna get into an interview. What we got another one for you second interview surprise.

Forward Looking Statements

The information in this post includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this post, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this post, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this post.

FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this post are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this post, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this post is not incorporated by reference into, and is not a part of, this post.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.